UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38431

iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza,

No. 21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

iQIYI, Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On April 21, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 28, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, other than Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888), PAG and Best Ventures Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023.

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Baidu, Inc. is a public company listed on Nasdaq and incorporated in the Cayman Islands. To the Company’s best knowledge, Baidu, Inc. is not owned or controlled by a governmental entity of mainland China. Mr. Robin Yanhong Li beneficially owned 16.3% of the total issued and outstanding shares of Baidu, Inc. and held 57.4% of the total outstanding voting power thereof as of December 31, 2022, as reported in a Schedule 13G/A filed by Mr. Robin Yanhong Li and Handsome Reward Limited on February 13, 2023 in connection with their beneficial ownership in Baidu, Inc. As of February 28, 2023, Baidu, Inc. beneficially owned 7,933,331 Class A ordinary shares and 3,041,097,278 Class B ordinary shares in the Company, representing 45.5% of our total issued and outstanding ordinary shares and 89.3% of our total voting power.

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PAG is an alternative investment firm focused on the Asia Pacific region. To the Company’s best knowledge, PAG is not owned or controlled by a governmental entity of mainland China. As reported in a Schedule 13D filed on January 9, 2023 and a Schedule 13D/A filed on January 23, 2023, each jointly by PAGAC IV-1 (Cayman) Limited, PAGAC IV-2 (Cayman) Limited, PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG, each entity holding convertible senior notes of the Company due January 2028 is directly or indirectly controlled by PAG. As of February 28, 2023, PAG beneficially owned 840,222,180 Class A ordinary shares issuable upon conversion of convertible senior notes of the Company due January 2028, representing 18.7% of our total issued and outstanding ordinary shares on an as-converted basis.

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Best Ventures Limited (formerly known as Xiaomi Ventures Limited) is a company incorporated in British Virgin Islands. To the Company’s best knowledge, Xiaomi Corporation is not owned or controlled by a governmental entity of mainland China. As reported on a Schedule 13G filed by Xiaomi Ventures Limited on February 1, 2019, Best Ventures Limited is beneficially owned and controlled by Xiaomi Corporation (HKSE: 1810). As of February 28, 2023, Best Ventures Limited beneficially owned 341,874,885 Class A ordinary shares, as reported on a Schedule 13G filed by Xiaomi Ventures Limited on February 1, 2019, representing 9.4% of our total issued and outstanding ordinary shares.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 22, 2023 for more details.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Jun Wang
Name	:	Jun Wang
Title	:	Chief Financial Officer

Date: March 22, 2023